RMS

SEC 18008628

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATES Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue – 22nd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Whi Kim — (212) 661-8686 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SEC / TM
2018 SEP 29 PM 5:37
RECEIVED

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Young Whi Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATES Capital Corporation, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jared M. Kurtzer
Notary Public State of New York
Qualified in Nassau County
Lic. #01KU6094699
Commission Expires July 29, 2019

Signature

CFO

Title

8/28/18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZARS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of GATES Capital Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GATES Capital Corporation, (the "Company"), as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 1991.

Woodbury, NY
August 27, 2018

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

GATES Capital Corporation
Statement of Financial Condition
June 30, 2018

Assets	
Cash and cash equivalents	$ 120,770
Deposit with clearing broker	100,000
Remarketing fees receivable	43,417
Securities owned, at fair value	1,786,752
Interest receivable	34,031
Advances to related party	37,050
Prepaid income taxes	42,000
Deferred tax asset	333,000
Other assets	88,688
Total assets	$ 2,585,708
Liabilities and Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 632,799
Deferred remarketing fees	11,551
Payable to broker-dealer and clearing organization	19,198
Payable to syndicate members	524,455
Total liabilities	1,188,003
Stockholders' equity	
Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued and 4,030 shares outstanding	5,000
Additional paid-in capital	1,257,880
Retained earnings	666,120
	1,929,000
Less: treasury stock, 970 shares at cost	(459,642)
stock subscriptions receivable	(71,653)
Total stockholders' equity	1,397,705
Total liabilities and stockholders' equity	$ 2,585,708

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

GATES Capital Corporation (the "Company") was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company specializes in buying, selling, underwriting, and remarketing municipal securities.

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on the trade date.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter, agent, or syndicate participant, and are recorded as follows: management fees on offering date, sales concessions on settlement date, and underwriting and remarketing fees at the time the transaction is completed and the income is reasonably determinable.

Interest income is recorded when earned.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and carried at fair value and the resulting unrealized gains and losses are reflected in trading revenue.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
From time to time, the Company has highly liquid investments with original maturities of three months or less when purchased, which are deemed to be cash equivalents.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. In addition, deferred taxes are recorded to reflect the tax effect of the future benefits expected to arise as a result of a net operating loss carryforward. The Company records a valuation allowance against a deferred tax asset when it is more-likely-than-not that the deferred tax asset will not be realized.

On December 22, 2017, the Tax Cuts and Jobs Act was enacted, reducing the federal corporate tax rate from 35% to 21%. Accordingly, the impact of the change in the tax rate on deferred tax assets

and liabilities is recognized in the period of enactment. The effect of the rate change on the Company's deferred taxes amounted to approximately $116,000.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of June 30, 2018, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and it will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state, or local taxing authorities for years prior to June 30, 2015.

3. Securities Owned

Securities owned consist of trading and investment securities at fair value, as follows:

	Owned
State and municipal obligations	$ 1,773,567
Corporate debt securities, non-convertible	13,185
	$ 1,786,752

4. Advances to Related Party

As of June 30, 2018, advances to related party consist of one note to an officer/stockholder of the Company in the amount of $37,050. The borrowing by the officer/stockholder bears interest at the prime rate, which was 5.00% per annum at June 30, 2018. The note is currently due on demand. The borrowing by the officer/stockholder is secured by the officer/stockholder's investment in the Company. In the event the borrower resigns or is terminated, the unpaid principal balance and interest becomes due immediately.

5. Fixed Assets, Net

A summary of fixed assets is as follows:

	Amount
Office and computer equipment	$ 448,632
Furniture and fixtures	23,879
	472,511
Accumulated depreciation	(472,511)
	$ -0-

6. Stock Subscriptions Receivable

As of June 30, 2018, stock subscriptions receivable consist of notes issued to five employees/stockholders totaling $71,653, for the purchase of the Company's stock. Interest on these notes is at prime, which was 5.00% per annum at June 30, 2018, and is payable annually in arrears. The notes are currently due on demand.

In the event that a subscriber resigns, is terminated from employment, or ceases to be a stockholder of the Company, the unpaid principal balance and interest become due immediately.

7. Payable to Syndicate Members

The Company acts as a syndicate participant in new issue municipal offerings on a firm commitment basis. The open contractual commitments related to these offerings are recorded in payable to syndicate members on the statement of financial condition. Included in securities owned at fair value are state and municipal obligations totaling $524,950 related to these offerings.

8. Clearance Agreement

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing organization. As part of the agreement, the clearing organization executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing organization for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing organization provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (6.875% per annum at June 30, 2018). At June 30, 2018, the Company had a balance of $19,198 due to the clearing organization.

9. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2018, the Company had net capital, as defined, of $761,336, which exceeded the required minimum net capital of $100,000 by $661,336. Aggregate indebtedness at June 30, 2018, totaled $644,350. The ratio of aggregate indebtedness to net capital was 0.85 to 1.

10. Leases

The Company has an operating lease for its office space in Manhattan. The Company signed the lease commencing October 1, 2011, and expiring on September 30, 2016. On February 25, 2016, the lease was modified, extending the expiration date to March 31, 2020.

Future minimum rental payments under this lease are as follows:

Year Ending June 30	Amount
2019	$ 275,315
2020	210,270
	$ 485,585

11. Leased Employees

The Company entered into an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employees and employee benefits to the Company

through a leased employee/co-employer arrangement, whereby the former employees of the Company became employees of ADP TotalSource and are leased back to the Company for a fee.

12. Provision for Income Taxes

At June 30, 2018, the Company had net operating loss carry forwards available for income tax purposes of approximately $1,037,000, of which $301,000 is available to offset taxable income through 2037 and $736,000 is available to offset taxable income through 2038. In addition, the Company had temporary differences between book and tax depreciation. These items have resulted in a deferred tax asset of approximately $333,000 at June 30, 2018.

No valuation allowance has been established as the Company fully expects to utilize the deferred tax asset in the future.

13. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of June 30, 2018.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$ 1,773,567	$ -	$ 1,773,567	$ -
Corporate debt securities, non-convertible	Asset	13,185	-	13,185	-
		$ 1,786,752	$ -	$ 1,786,752	$ -

The Company utilizes quoted market prices for its securities owned and securities sold, not yet purchased, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

14. Off-Balance-Sheet Risk and Concentration of Credit Risk

Transactions with the clearing organization may expose the Company to off-balance-sheet risk in the event that the clearing organization is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing organization.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

From time to time, the Company has cash at a bank in excess of Federal Deposit Insurance Company ("FDIC") limits and is exposed to the credit risk resulting from this concentration of cash. At June 30, 2018, the Company's cash balances did not exceed the FDIC limits.

15. Regulatory Assessment

In the ordinary course of business, the Company is subject to inquiries from certain regulators which may result in assessments or fines. In the prior year, the Company had received two separate Wells Notices claiming violation of certain Municipal Securities Rulemaking Board Rules for which it had accrued estimated settlement costs of $100,000. In May 2018, the Company settled these enforcement proceedings through a letter of Acceptance, Waiver, and Consent and was censured, fined $125,000, and required to hire an independent compliance consultant.

As of June 30, 2018, the Company, along with two other parties, has been served a summons and notice by a former client seeking compensation for alleged damages in a substantial amount. The Company is vigorously contesting the matter and believes it has no liability. Although the ultimate outcome of this matter cannot be predicted with certainty, in the opinion of management, the outcome of this matter is not expected to have a material adverse effect on the Company's financial condition.

16. Employee Retirement Plan

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees following the completion of three months of service and provides for participants to defer salary up to statutory limitations. The Company is required to match 100% of the first 4% of eligible compensation deferred by the employee.

17. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The

update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update was implemented July 1, 2018. The Company has evaluated the effect that the update will have on its financial statement and has determined there is no significant financial impact.

The FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for any operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of this accounting standard update and is still evaluating the impact of the modified retrospective transition method on its financial statement.

18. Subsequent Events

The Company has evaluated its subsequent events through August 27, 2018, the date the financial statement was available for issuance.